UNITED  STATES
     SECURITIES  AND  EXCHANGE  COMMISSION
     Washington,  D.C.  20549

     SCHEDULE  13D

     Under  the  Securities  Exchange  Act  of  1934
     (Amendment  No.  1)

     VIDEOSERVER,  INC.
     (Name  of  Issuer)

     Common
     (Title  of  Class  of  Securities)

     926918103
     (CUSIP  Number)

Dawson-Samberg Capital Management, Inc., 354 Pequot Ave., Southport CT  06490
 203/254-0091
     (Name,  Address  and  Telephone  Number  of  Person
     Authorized  to  Receive  Notices  and  Communications)

     November  4,  1996
     (Date  of  Event  which  Requires
     Filing  of  this  Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Check the following box if a fee is being paid with this statement o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
 (See  Rule  13d-7.)

NOTE:    Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1          Name  of  Reporting  Person DAWSON-SAMBERG CAPITAL MANAGEMENT, INC.

     IRS  Identification  No.  of  Above  Person  06-1033494
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  00

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  CONNECTICUT

     7          Sole  Voting  Power  13,100

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  13,100

     10          Shared  Dispositive  Power

11         Aggregate Amount Beneficially Owned by Each Reporting Person 13,100

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  .1

14          Type  of  Reporting  Person  IA

1          Name  of  Reporting  Person  PEQUOT  GENERAL  PARTNERS

     IRS  Identification  No.  of  Above  Person  06-1321556
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  AF

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  CONNECTICUT

     7          Sole  Voting  Power  210,000

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  210,000

     10          Shared  Dispositive  Power

11        Aggregate Amount Beneficially Owned by Each Reporting Person 210,000

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  1.7

14          Type  of  Reporting  Person  PN

1          Name  of  Reporting  Person  DS  INTERNATIONAL  PARTNERS,  L.P.

     IRS  Identification  No.  of  Above  Person  06-1324895
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  AF

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  DELAWARE

     7          Sole  Voting  Power  43,800

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  43,800

     10          Shared  Dispositive  Power

11         Aggregate Amount Beneficially Owned by Each Reporting Person 43,800

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  .3

14          Type  of  Reporting  Person  PN

1          Name  of  Reporting  Person  PEQUOT  ENDOWMENT  PARTNERS,  L.P.

     IRS  Identification  No.  of  Above  Person  06-1383498
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  AF

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  DELAWARE

     7          Sole  Voting  Power  26,200

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  26,200

     10          Shared  Dispositive  Power

11         Aggregate Amount Beneficially Owned by Each Reporting Person 26,200

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  .2

14          Type  of  Reporting  Person  PN

1          Name  of  Reporting  Person  PEQUOT  TECHNOLOGY  GENERAL  PARTNERS

     IRS  Identification  No.  of  Above  Person  13-3745921
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  AF

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  CONNECTICUT

     7          Sole  Voting  Power  221,500

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  221,500

     10          Shared  Dispositive  Power

11        Aggregate Amount Beneficially Owned by Each Reporting Person 221,500

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  1.8

14          Type  of  Reporting  Person  PN

1          Name  of  Reporting  Person  DS  INTERNATIONAL  PARTNERS  II,  LLC

     IRS  Identification  No.  of  Above  Person  06-1463052
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  AF

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  DELAWARE

     7          Sole  Voting  Power  1,200

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  1,200

     10          Shared  Dispositive  Power

11          Aggregate Amount Beneficially Owned by Each Reporting Person 1,200

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  .0

14          Type  of  Reporting  Person  PN

ITEM  1.    SECURITY  AND  ISSUER

     This Amendment No. 1 relates to the Common Stock, $.01 par value, (the "Shares") of Videoserver, Inc., (the "Company" or "VSVR"), a Delaware corporation, and amends the statement on Schedule 13D initially filed by the Reporting Persons with the Securities and Exchange Commission (the "Commission") on May 3, 1996.


ITEM  2.    IDENTITY  AND  BACKGROUND

          This statement is being filed on behalf of Dawson-Samberg Capital Management, Inc. ("Dawson-Samberg"), a Connecticut corporation, Pequot General Partners, a Connecticut partnership, Pequot Technology General Partners, a Connecticut partnership, DS International Partners II, LLC, a Delaware partnership, Pequot Endowment Partners, L.P., a Delaware partnership, and DS International Partners, L.P., a Delaware partnership, (collectively, the "Reporting Persons"). The principal business of Dawson-Samberg, an investment adviser registered under the Investment Advisers Act of 1940, is to act as investment adviser to certain managed accounts. The principal shareholders at Dawson-Samberg are Messrs. Jonathan T. Dawson and Arthur J. Samberg. The sole business of Pequot General Partners is to serve as the general partner of Pequot Partners Fund, L.P. ("Pequot"), a limited partnership formed under the laws of Delaware to invest and trade primarily in securities and financial instruments. Messrs. Dawson and Samberg are general partners of Pequot General Partners. The sole business of Pequot Endowment Partners, L.P. is to serve as the investment manager of Pequot Endowment Fund,L.P. ("Pequot Endowment"), a partnership formed under the laws of Delaware to invest and trade primarily in securities and financial instruments. Messrs. Dawson and Samberg are general partners of Pequot Endowment Partners. The sole business of Pequot Technology General Partners is to serve as the general partner of Pequot Technology Fund, L.P. ("Pequot Technology"), a limited partnership formed under the laws of Delaware to invest and trade primarily in securities and financial instruments. Messrs. Dawson and Samberg are general partners of Pequot Technology General Partners. The sole business of DS International Partners II, LLC is to serve as the general partner of Pequot Technology Offshore Fund, Inc. ("Pequot Technology Offshore"), a corporation formed under the laws of British Virgin Islands to invest and trade primarily in securities and financial instruments. Messrs. Dawson and Samberg are general partners of DS International Partners II, LLC The sole business of DS International Partners, L.P. is to serve as the investment manager of Pequot International Fund, Inc. ("Pequot International") a corporation formed under the laws of British Virgin Islands to invest and trade primarily in securities and financial instruments. Messrs. Dawson and Samberg are general partners of DS International Partners, L.P. The business address of the Reporting Persons is 354 Pequot Avenue, Southport, CT 06490.

             None of the Reporting Persons, their respective General Partners, officers, directors or controlling persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     None  of    the  Reporting  Persons,  their  respective General Partners, officers, directors or controlling persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM  3.    SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

          As of the date hereof, the Reporting Persons beneficially own in the aggregate 515,800 Shares. Of the 515,800 Shares, 210,000 Shares are owned by Pequot, 13,100 Shares are held in managed accounts for which Dawson-Samberg acts as investment adviser, 43,800 Shares are owned by Pequot International, 221,500 Shares are owned by Pequot Technology, 1,200 Shares are owned by Pequot Technology Offshore, and 26,200 Shares are owned by Pequot Endowment.
 The 515,800 Shares were purchased in open market transactions at an aggregate cost of $15,545,520. The funds for the purchase of Shares held by Pequot, Pequot Technology, Pequot Technology Offshore, Pequot Endowment, and Pequot International were obtained from the contributions of their various partners/shareholders. The funds for the acquisition of the Shares held by the managed accounts came from their own funds.

ITEM  4.    PURPOSE  OF  TRANSACTION

     The  Shares  held  by the above mentioned entities were acquired for, and are being held for, investment purposes. The acquisitions of the Shares described herein were made in the ordinary course of the Reporting Person's business or investment activities, as the case may be. The Reporting Person, on behalf of the above mentioned entities, reserves the right to purchase additional Shares or to dispose of the Shares in the open market or in privately negotiated transactions or in any other lawful manner in the future, including engaging in short sales of the Shares, and to take whatever action with respect to each of such entities' holdings of the Shares it deems to be in the best interests of such entities.

ITEM  5.    INTEREST  IN  SECURITIES  OF  THE  ISSUER

     As of the date hereof, the Reporting Persons beneficially own in the aggregate 515,800 Shares. These Shares represent approximately 4.1% of the
12,562,006 Shares believed to be outstanding. Dawson-Samberg has the sole power to vote, direct the vote, dispose and direct the disposition of the 13,100 Shares held in the managed accounts. Pequot General Partners has the sole power to vote, direct the vote, dispose and direct the disposition of the 210,000 Shares owned by Pequot. DS International Partners, L.P. has the sole power to vote, direct the vote, dispose and direct the disposition of the 43,800 Shares owned by Pequot International. Pequot Technology General Partners has the sole power to vote, direct the vote, dispose and direct the
disposition  of  the  221,500  Shares  owned  by  Pequot  Technology.    DS
International Partners II, LLC has the sole power to vote, direct the vote, dispose and direct the disposition of the 1,200 Shares owned by Pequot Technology Offshore. Pequot Endowment Partners, L.P. has the sole power to vote, direct the vote, dispose and direct the disposition of the 26,200 Shares owned by Pequot Endowment. A description of the transactions of the Reporting Persons in the Shares that were effected during the past 60 days is set forth on Exhibit B.

ITEM  6.    CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR  RELATIONSHIPS WITH
RESPECT  TO  SECURITIES  OF  THE          ISSUER

            None

ITEM  7.    MATERIAL  TO  BE  FILED  AS  EXHIBITS

          A copy of a written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is attached hereto as Exhibit A.

          In accordance with Rule 101(a)(2)(ii) of Regulation S-T, attached hereto as Exhibit C is the text of the Schedule 13D that was filed by the Reporting Persons with the Commission on May 3, 1996.




     After a reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dawson-Samberg  Capital  Management,  Inc.


By:  /s/  Arthur  J.  Samberg
   Arthur  J.  Samberg,  President

Pequot  General  Partners


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner


DS  International  Partners,  L.P.


By:  /s    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner


Pequot  Endowment  Partners,  L.P.


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner

Pequot  Technology  General  Partners


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner

DS  International  Partners  II,  LLC


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner








November  15,  1996

     EXHIBIT  A

     AGREEMENT

          The undersigned agree that this Schedule 13D dated November 15, 1996 relating to the Shares of Videoserver, Inc. shall be filed on behalf of the undersigned.

Dawson-Samberg  Capital  Management,  Inc.


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  President



Pequot  General  Partners

By:/s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner



DS  International  Partners,  L.P.


By:/s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner



Pequot  Endowment  Partners,  L.P.


By:  /s/      Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner

Pequot  Technology  General  Partners


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner

DS  International  Partners  II,  LLC


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner



     EXHIBIT  B  to  Schedule  13D


     VIDEOSERVER,  INC.
     SCHEDULE  13D

 COMMON  STOCK,  $.01  PAR  VALUE
 CUSIP  #  926918103





                                 PEQUOT       PEQUOT          PEQUOT       PEQUOT       PEQUOT          DAWSON
                                 PARTNERS     INTERNATIONAL   ENDOWMENT    TECHNOLOGY   TECHNOLOGY      SAMBERG
          # OF SHARES            FUND, L.P.   FUND, LTD.      FUND, L.P.   FUND, L.P.   OFFSHORE FUND   CAPITAL MGMT
TRADE     PURCHASED              TAX I.D. #   TAX I.D. #      TAX I.D. #   TAX I.D. #   TAX I.D. #      TAX I.D. #
DATE            (SOLD)  PRICE    22-2741859   FOREIGN CORP.   06-1388800   13-3741802      06-1463052     06-1033494
--------  ------------  -------  -----------  --------------  -----------  -----------  --------------  -------------
10/02/96        2,200   33.0000           0               0            0            0           2,200              0
10/03/96       15,000   35.5000           0          15,000            0            0               0              0
11/01/96        2,000   47.2500           0               0            0            0           2,000              0
11/04/96      (11,400)  50.6000           0          (5,200)      (3,000)           0            (100)        (3,100)
11/04/96      (11,400)  50.0000           0          (6,900)      (4,000)           0            (200)          (300)
11/04/96      (13,600)  50.0000      (6,600)              0            0       (7,000)              0              0
11/04/96      (13,600)  50.6000      (6,600)              0            0       (7,000)              0              0
11/06/96       (8,000)  50.0000      (3,900)              0            0       (4,100)              0              0
11/06/96      (10,700)  50.0625      (5,300)              0            0       (5,400)              0              0
11/06/96       (7,000)  50.0000           0          (4,500)      (1,000)           0            (100)        (1,400)
11/06/96       (9,300)  50.0625           0          (4,900)      (2,800)           0            (100)        (1,500)
11/07/96      (86,500)  50.4681     (42,700)              0            0      (43,800)              0              0
11/07/96      (43,000)  50.9592     (21,300)              0            0      (21,700)              0              0
11/07/96      (75,600)  50.4681           0         (39,400)     (22,900)           0            (900)       (12,400)
11/07/96      (37,000)  50.9592           0         (19,000)     (11,500)           0            (500)        (6,000)
11/08/96      (80,200)  51.6756           0         (41,900)     (24,100)           0          (1,000)       (13,200)
11/08/96      (91,300)  51.6756     (45,000)              0            0      (46,300)              0              0
11/11/96      (13,400)  51.9198      (6,600)              0            0       (6,800)              0              0
11/11/96       (2,600)  52.0000      (1,300)              0            0       (1,300)              0              0
11/11/96       (2,400)  52.0000           0          (1,300)        (600)           0            (100)          (400)
11/11/96      (11,600)  51.9198           0          (6,100)      (3,500)           0            (100)        (1,900)
11/12/96       (9,300)  53.0469           0          (4,900)      (2,800)           0            (100)        (1,500)
11/12/96      (18,600)  53.0352           0          (9,700)      (5,600)           0            (200)        (3,100)
11/12/96      (21,400)  53.0352     (10,600)              0            0      (10,800)              0              0
11/12/96      (10,700)  53.0469      (5,300)              0            0       (5,400)              0              0
11/13/96       (8,100)  53.3958      (4,000)              0            0       (4,100)              0              0
11/13/96       (7,900)  53.4575      (4,000)              0            0       (3,900)              0              0
11/13/96       (6,900)  53.3958           0          (3,500)      (2,100)           0            (100)        (1,200)
11/13/96       (7,100)  53.4575           0          (3,700)      (2,100)           0            (100)        (1,200)
11/14/96       65,000   48.1250      15,300          14,500        9,200       21,500             600          3,900










     EXHIBIT  C

    THIS DOCUMENT IS A COPY OF ORIGINAL SCHEDULE 13D FILED ON MAY 3, 1996

ITEM  1.    SECURITY  AND  ISSUER

          This statement relates to the Common Stock, $.01 par value, (the "Shares") of Videoserver, Inc., ("VSVR"), a Delaware corporation. VSVR's principal executive office is located at 5 Forbes Road, Lexington, MA 02173.

ITEM  2.    IDENTITY  AND  BACKGROUND

            This statement is being filed on behalf of Dawson-Samberg Capital Management, Inc. ("Dawson-Samberg"), a Connecticut corporation, Pequot General Partners, a Connecticut partnership, Pequot Technology General Partners, a Connecticut partnership, Pequot Endowment Partners, L.P., a Delaware partnership, and DS International Partners, L.P., a Delaware partnership,
(collectively,  the  "Reporting  Persons").    The  principal  business  of
Dawson-Samberg, an investment adviser registered under the Investment Advisers Act of 1940, is to act as investment adviser to certain managed accounts. The principal shareholders at Dawson-Samberg are Messrs. Jonathan T. Dawson and Arthur J. Samberg. The sole business of Pequot General Partners is to serve as the general partner of Pequot Partners Fund, L.P. ("Pequot"), a limited partnership formed under the laws of Delaware to invest and trade primarily in securities and financial instruments. Messrs. Dawson and Samberg are general partners of Pequot General Partners. The sole business of Pequot Endowment Partners, L.P. is to serve as the investment manager of Pequot Endowment
Fund,L.P. ("Pequot Endowment"), a partnership formed under the laws of Delaware to invest and trade primarily in securities and financial instruments. Messrs. Dawson and Samberg are general partners of Pequot Endowment Partners. The sole business of Pequot Technology General Partners is to serve as the general partner of Pequot Technology Fund, L.P. ("Pequot Technology"), a limited partnership formed under the laws of Delaware to invest and trade primarily in securities and financial instruments. Messrs. Dawson and Samberg are general partners of Pequot Technology General Partners.
 The sole business of DS International Partners, L.P. is to serve as the investment manager of Pequot International Fund, Inc. ("Pequot International") a corporation formed under the laws of British Virgin Islands to invest and trade primarily in securities and financial instruments. Messrs. Dawson and Samberg are general partners of DS International Partners, L.P. The business address of the Reporting Persons is 354 Pequot Avenue, Southport, CT 06490.

             None of the Reporting Persons, their respective General Partners, officers, directors or controlling persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     None  of    the  Reporting  Persons,  their  respective General Partners, officers, directors or controlling persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM  3.    SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

     As of the date hereof, the Reporting Persons beneficially own in the aggregate 669,400 Shares. Of the 669,400 Shares, 194,700 shares are owned by Pequot, 56,400 shares are held in managed accounts for which Dawson-Samberg acts as investment adviser, 165,300 shares are owned by Pequot International, 150,000 shares are owned by Pequot Technology, and 103,000 shares are owned by
Pequot  Endowment.        The  669,400  shares  were  purchased in open market
transactions at an aggregate cost of $18,296,524. The funds for the purchase of Shares held by Pequot, Pequot Technology, Pequot Endowment, and Pequot International were obtained from the contributions of their various partners/shareholders. The funds for the acquisition of the Shares held by the managed accounts came from their own funds.

ITEM  4.    PURPOSE  OF  TRANSACTION

          The Shares held by the above mentioned entities were acquired for, and are being held for, investment purposes.

ITEM  5.    INTEREST  IN  SECURITIES  OF  THE  ISSUER

(a)    (b)    (c)                 As of the date hereof, the Reporting Persons
beneficially own in the aggregate 669,400 Shares. These Shares represent approximately 5.4% of the 12,377,001 Shares believed to be outstanding. Dawson-Samberg has the sole power to vote, direct the vote, dispose and direct the disposition of the 56,400 Shares held in the managed accounts. Pequot General Partners has the sole power to vote, direct the vote, dispose and
direct  the  disposition  of  the  194,700  Shares  owned  by  Pequot.    DS
International Partners, L.P. has the sole power to vote, direct the vote, dispose and direct the disposition of the 165,300 Shares owned by Pequot International. Pequot Technology has the sole power to vote, direct the vote, dispose and direct the disposition of the 150,000 Shares owned by Pequot Technology. Pequot Endowment Partners, L.P. has the sole power to vote, direct the vote, dispose and direct the disposition of the 103,000 Shares owned by Pequot Endowment. A description of the transactions of the Reporting Persons in the Shares that were effected during the past 60 days is set forth on Exhibit B.

(d)      Not  Applicable

(e)      Not  Applicable


ITEM  6.    CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR  RELATIONSHIPS WITH
RESPECT  TO  SECURITIES  OF  THE          ISSUER

            None



ITEM  7.    MATERIAL  TO  BE  FILED  AS  EXHIBITS

          A copy of a written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is attached hereto as Exhibit A.

     After a reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dawson-Samberg  Capital  Management,  Inc.


By:  /s/  Arthur  J.  Samberg
   Arthur  J.  Samberg,  President

Pequot  General  Partners


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner


DS  International  Partners,  L.P.


By:  /s    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner


Pequot  Endowment  Partners,  L.P.


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner

Pequot  Technology  General  Partners


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner







May  3,  1996

     EXHIBIT  A

     AGREEMENT

          The undersigned agree that this Schedule 13D dated May 3, 1996 relating to the Shares of Videoserver, Inc. shall be filed on behalf of the undersigned.



Dawson-Samberg  Capital  Management,  Inc.


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  President



Pequot  General  Partners

By:/s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner



DS  International  Partners,  L.P.


By:/s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner



Pequot  Endowment  Partners,  L.P.


By:  /s/      Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner

Pequot  Technology  General  Partners


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner




     EXHIBIT  B  to  Schedule  13D-  Originally  filed  on  May  3,  1996


     VIDEOSERVER,  INC.
     SCHEDULE  13D

 COMMON  STOCK,  $.01  PAR  VALUE
 CUSIP  #  926918103






                                       PEQUOT      PEQUOT         PEQUOT      PEQUOT      DAWSON
                                       PARTNERS    INTERNATIONAL  ENDOWMENT   TECHNOLOGY  SAMBERG
                 # OF SHARES           FUND, L.P.  FUND, LTD.     FUND, L.P.  FUND, L.P.  CAPITAL MGMT
TRADE           PURCHASED              TAX I.D. #  TAX I.D. #     TAX I.D. #  TAX I.D. #  TAX I.D. #
DATE                  (SOLD)  PRICE    22-2741859  FOREIGN CORP.  06-1388800  13-3741802    06-1033494
--------------  ------------  -------  ----------  -------------  ----------  ----------  ------------

03/28/96              85,000  20.8970      40,700         35,600           0           0         8,700
03/28/96               7,800  20.6410           0              0           0           0         7,800
03/28/96              15,000  20.9167           0              0           0           0        15,000
03/29/96              30,000  22.3330      16,000         14,000           0           0             0
04/04/96              10,900  24.0000       3,700          3,200           0           0         4,000
04/04/96              35,000  24.2500      19,000         16,000           0           0             0
04/08/96               5,000  22.3750       2,700          2,300           0           0             0
04/08/96               5,000  23.3750       2,700          2,300           0           0             0
04/12/96               9,000  27.8750       4,900          4,100           0           0             0
04/12/96               5,000  28.0000       2,500          2,500           0           0             0
04/12/96               5,000  28.0000       2,500          2,500           0           0             0
04/15/96              15,000  28.8667       8,200          6,800           0           0             0
04/15/96               5,700  28.8750       4,000          1,700           0           0             0
04/15/96              10,000  28.9375       5,500          4,500           0           0             0
04/16/96              60,000  30.5208      23,700         19,900           0           0        16,400
04/16/96              75,000  30.7630      40,600         34,400           0           0             0
04/19/96             120,000  29.2917      14,000         12,600           0      90,000         3,400
04/22/96             115,000  28.9293       3,600          2,900      68,100      40,000           400
04/23/96              50,000  29.1250         400              0      34,900      14,000           700
04/24/96               6,000  30.0000           0              0           0       6,000             0
                ------------           ----------  -------------  ----------  ----------  ------------
TOTAL SHARES @
04/24/96             669,400              194,700        165,300     103,000     150,000        56,400
                ============           ==========  =============  ==========  ==========  ============
